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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GENERAL MARITIME CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2692M 10 3

(CUSIP Number)

Kate Blankenship
Frontline Ltd.
Par-La-Ville Place, 4th Floor
14 Par-La-Ville Road
Hamilton HM 08
Bermuda
(441) 295-6935

With a copy to:

Charles K. Ruck, Esq.
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626
(714) 540-1235

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. Y2692M 10 3			Page 2 of 9 Pages

1.	Name of Reporting Person: Frontline Ltd.		I.R.S. Identification Nos. of above persons (entities only): Not Applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 1,693,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 1,693,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,693,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. Y2692M 10 3			Page 3 of 9 Pages

1.	Name of Reporting Person: Bandama Investment Ltd.		I.R.S. Identification Nos. of above persons (entities only): Not Applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Republic of Liberia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 593,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 593,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 593,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.6%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. Y2692M 10 3			Page 4 of 9 Pages

1.	Name of Reporting Person: Hemen Holding Limited		I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 1,693,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 1,693,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,693,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. Y2692M 10 3			Page 5 of 9 Pages

1.	Name of Reporting Person: John Fredriksen		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Norwegian

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 1,693,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 1,693,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,693,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.5%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.
Item 3. Source and Amount of Funds or Other Consideration.
Item 5. Interest in Securities of the Issuer.
SIGNATURES

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 6 of 9 Pages

Item 1. Security and Issuer.

     This Amendment No. 2 (this “Amendment”) to the Schedule 13D filed on February 22, 2005 (the “Statement”) by Frontline Ltd., a Bermuda corporation (“Frontline”), Bandama Investment Ltd., a Liberian corporation and wholly-owned subsidiary of Frontline (“Bandama”), Hemen Holding Limited, a Cyprus holding company and principal shareholder of Frontline (“Hemen”) and John Fredriksen, an individual, the ultimate beneficiary of Hemen, and the Chairman, Chief Executive Officer, President and a Director of Frontline (“Fredriksen,” and together with Frontline, Bandama and Hemen, the “Reporting Persons”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of General Maritime Corporation, a Marshall Islands corporation (the “Issuer”). In particular, this Amendment reflects a purchase and series of sales of Issuer’s Common Stock by Bandama, which together caused Frontline, Hemen and Fredriksen to cease to be the beneficial owners of more than 5% of the outstanding shares of Issuer’s Common Stock (based upon 37,896,245 shares of Common Stock outstanding as of March 1, 2005 as reported on the Issuer’s Form 10-K for the fiscal year ended December 31, 2004). As previously reported in Amendment No. 1 to the Statement filed on March 1, 2005 (“Amendment No. 1”), Bandama ceased to be the beneficial owner of more than 5% of the outstanding shares of Issuer’s Common Stock on December 10, 2004. Except as amended and supplemented hereby, the Statement remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is amended and restated in its entirety to read as follows:

     Between December 28, 2004 and January 6, 2005, Bandama purchased 683,700 shares of Common Stock from an authorized foreign broker for a total consideration of approximately $26,264,287 (excluding commissions) in cash paid from Frontline’s working capital funds. On February 11, 2005, Frontline purchased 1,100,000 shares of Common Stock from an authorized foreign broker for a total consideration of approximately $47,644,300 in cash (excluding commissions), paid from Frontline’s working capital funds. Finally, on April 14, 2005, Bandama purchased an additional 50,000 shares of Common Stock from an authorized foreign broker for a total consideration of approximately $2,282,385 in cash (excluding commissions), paid from Frontline’s working capital funds. From time to time, Frontline may finance its acquisition of Issuer’s Common Stock through ordinary debt facilities or forward contracts or arrangements.

     Hemen and Fredriksen do not directly own any shares of Issuer’s Common Stock.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) is amended and restated in its entirety to read as follows:

     (a) Each of Frontline, Hemen and Fredriksen may be deemed to beneficially own 1,693,000 shares of Common Stock, representing approximately 4.5% of the outstanding shares of Common Stock of the Issuer (based upon 37,896,245 shares of Common Stock outstanding as of March 1, 2005 as reported on the Issuer’s Form 10-K for the fiscal year ended December 31, 2004). Bandama beneficially owns 593,000 shares of Common Stock, representing approximately 1.6% of the outstanding shares of Common Stock of the Issuer (based upon 37,896,245 shares of Common Stock outstanding as of March 1, 2005 as reported on the Issuer’s Form 10-K for the fiscal year ended December 31, 2004). To the best of the Reporting Persons’ knowledge, none of the other persons named in response to Item 2 own any securities of the Issuer.

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 7 of 9 Pages

     Item 5(b) is amended and restated in its entirety to read as follows:

     (b) Frontline, as the corporate parent of Bandama, shares the power to vote, to direct the vote, to dispose and to direct the disposition of the 593,000 shares of Common Stock acquired by Bandama. In addition, Hemen, as the principal shareholder of Frontline, and Fredriksen, as the ultimate beneficiary of Hemen, share the power to vote, to direct the vote, to dispose and to direct the disposition of the 593,000 shares of Common Stock acquired by Bandama and the 1,100,000 shares of Common Stock acquired by Frontline. None of the other persons named in response to Item 2 have the sole or shared power to vote or to direct the vote or the sole or shared power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

     Item 5(c) is amended and supplemented by adding the following to the end of the existing paragraph:

“Schedule C annexed hereto lists all transactions in the shares of Common Stock by the Reporting Persons since March 1, 2005, or the date Amendment No. 1 to the Statement was filed. Other than as identified in Schedule C, none of the other Reporting Persons, and to the best of the Reporting Persons’ knowledge, none of the other persons named in response to Item 2, were involved in any transactions in shares of Common Stock since March 1, 2005.”

     Item 5(e) is amended and restated in its entirety to read as follows:

     (e) Bandama ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on December 10, 2004. All of the other Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock on April 26, 2005.

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 8 of 9 Pages

SIGNATURES

     After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Date: April 28, 2005

FRONTLINE, LTD.
By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Director, Chief Accounting Officer and Secretary

BANDAMA INVESTMENT LTD.
By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Director and Secretary

HEMEN HOLDING LIMITED
By:	/s/ Eva Agathangelou
	Name:	Eva Agathangelou
	Title:	Director

JOHN FREDRIKSEN
By:	/s/ John Fredriksen
	Name:	John Fredriksen

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 9 of 9 Pages

SCHEDULE C

     Since March 1, 2005, or the date Amendment No. 1 to the Statement was filed, Bandama purchased and sold, through an authorized foreign broker, the following shares of Issuer’s Common Stock on the dates, in the amounts and for the price per share show below.

	Amount of Common Stock
Date of the Purchase	Purchased	Price Paid Per Share
4/14/05	50,000	$45.65

	Amount of Common
Date of Sale	Stock Sold	Price Sold Per Share
3/7/05	50,000	$47.96
4/8/05	50,000	$48.50
4/26/05	257,000	$47.78